Exhibit 99.1

SAI.TECH Announces the Signing of an MOU with Idaho Central Aquatic Center Project for SAI US Idaho Node Project

SINGAPORE, August 16, 2024 (GLOBE NEWSWIRE) -- SAI.TECH Global Corporation (“SAI.TECH” or “SAI” or the “Company”) (NASDAQ: SAI, SAITW), announces the signing of a Memorandum of Understanding (the “MoU”) with Idaho Competitive Aquatics, LLC. (the “Idaho Competitive”) regarding SAI US Inc.’s Idaho Central Aquatic Center Project. This initiative will establish the next SAINODE in Idaho, integrating SAI’s Advanced Computing Center Ecosystem (ACCE) to enhance heating efficiency in aquatic center operations.

The MoU represents a collaborative effort between SAI and Idaho Competitive, leveraging Idaho Competitive’s site resources and supplier coordination alongside SAI’s installation of a liquid-cooled container data center and chip heating system solutions. They will manage on-site construction together.

This partnership represents a significant step forward for SAI, marking the company’s first computing heat recycling project for an aquatic center. The ACCE will capture and recycle the computing waste heat from computing center to heat the aquatic center, as a replacement of current natural gas heater. Once constructed, this center will be developed as SAI NODE Idaho, similar to SAI NODE Marietta and SAI NODE Cleveland.

In this project, SAI aims to significantly reduce CO2 emissions by recycling the wasted computing heat. Based on historical data indicating a monthly usage of 8,000 Thermal units, the project is estimated to reduce emissions by approximately 96,000 pounds per month. Additionally, the new system is expected to lower the aquatic center’s heating expenses by more than 40% upon its completion.

“We are committed to exploring every avenue with Idaho Competitive Aquatics to continuously enhance operational efficiencies and reduce heating costs for the facility,” said Arthur, CEO of SAI. “Our partnership marks just the beginning of our shared commitment to sustainability and innovation in the aquatic center industry.”

About ACCE

ACCE consists of three systems: WITBOX, HEATBOX, and USERBOX. WITBOX houses high-performance computing servers with advanced liquid cooling technologies, efficiently dissipating server heat and capturing over 97% of it for recycling. HEATBOX transfers, upgrades, and regulates recycled computing heat, supplying demand-response heat within a temperature range of 120°F to 290°F. USERBOX supports various industrial heating needs with integrated solutions tailored for computing heat recycling applications.

About Idaho Competitive Aquatics

Idaho Competitive Aquatics, LLC specializes in managing aquatic centers across North America, whose facility meets the aquatics needs of recreational, competitive, social, and therapeutic members across a wide range of ages and abilities.

About SAI.TECH

SAI.TECH is a Nasdaq-listed (SAI) sustainable distributed bitcoin mining operator headquartered in Singapore. SAI’s mission is to become a sustainable distributed digital asset mining operator and heating supplier globally, while simultaneously promote the clean transition of the bitcoin mining, power and heating industries.

In May 2022, SAI became a publicly traded company under the new ticker symbol “SAI” on the Nasdaq Stock Market (NASDAQ) through a merger with TradeUP Global Corporation. For more information on SAI.TECH, please visit https://sai.tech/.

Safe Harbor Statement:

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements include, but not limited to, statements concerning SAI.TECH and the Company’s operations, financial performance, and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. SAI.TECH cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic, and social conditions around the world including those discussed in SAI.TECH’s Form 20-F under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date it is made and SAI.TECH specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

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